Supplemental Agreement

between

The Royal Bank of Scotland plc acting as agent for National Westminster Bank Plc

and

Sytner Group Limited

Our ref: 454541/CDO4/JP/A28
THIS IS AN IMPORTANT DOCUMENT. YOU SHOULD TAKE INDEPENDENT LEGAL ADVICE BEFORE SIGNING AND SIGN ONLY IF YOU WANT TO BE LEGALLY BOUND.

THIS SUPPLEMENTAL AGREEMENT is made between:-

(1)	The Royal Bank of Scotland plc (“RBS”) acting as agent for National Westminster Bank Plc; and

(2)	Sytner Group Limited Company Number 02883766 (the ’’Borrower’’)

to set out the basis on which RBS acting as agent for National Westminster Bank Plc and the Borrower have agreed to amend the agreement entered into between RBS acting as agent for National Westminster Bank Plc and the Borrower dated 31 August 2006 as subsequently amended (the “Agreement") setting out the terms and conditions upon and subject to which National Westminster Bank Plc (the “Bank") agreed to make available to the Borrower a loan of £30,000,000 (the “Loan").

Accordingly:-

1	All words and expressions defined in the Agreement unless the context otherwise requires, shall have the same meanings in this Supplemental Agreement.

2	The terms and conditions of this Supplemental Agreement shall not come into effect unless the following conditions are satisfied:-

(a)	the Bank has received and is satisfied with the duplicate of this Supplemental Agreement signed on behalf of the Borrower; and

(b)	the Bank has received and is satisfied with a certified copy of the Resolution of the Board of Directors of the Borrower approving the transaction contemplated by this Supplemental Agreement and authorising a specified person to sign this Supplemental Agreement.

The Bank and Borrower have agreed to make the following changes to the Agreement :-

3 Paragraph 2 of Schedule 2 of the Agreement shall be deleted and replaced with the following;-

(2)	The Margin for the Loan will be as set out in Column B below and shall be determined against the ratio of Consolidated Net Borrowings to Consolidated EBITDA as set out in Column A below :-

Column A	Column B
Greater than 2.5:1	3.00%

Greater than 2.0:1 or equal to 2.5:1	2.25%

Greater than 1.5:1 or equal to 2.0:1	1.55%

Greater than 1.0:1 or equal to 1.5:1	1.35%

Greater than 0.7:1 or equal to 1.0:1	1.20%

Less than or equal to 0.7:1	1.10%

4 Clause 3.3 of the Agreement shall be deleted and replaced with the following Clause 3.3:-

3.3	At any time after an event of default has occurred, which has not been waived or remedied, the Bank shall be entitled to charge interest at a rate of 3.50% per annum above the Bank’s Base Rate (or such other rate as may be determined by the Bank and notified to the Borrower from time to time) on the aggregate of the Loan and any outstanding interest up to the earlier of (i) the date on which such Event of Default has been remedied and (ii) the date on which the Loan and any other amount outstanding under this Agreement have been paid in full. Interest shall be payable at the rate both before and after demand, court decree or judgement.

5 Clause 11.1(a) of the Agreement shall be deleted and replaced with the following Clause 11.1 (a) :-

EBITAR:Interest and Rental Payable

(a)	the ratio of Consolidated EBITAR to Consolidated Interest and Rental Payable shall not be less than 1.5:1 up to and including 31 March 2010 and then not less than 1.55:1 thereafter.

6	All other terms and conditions of the Agreement remain unaltered and shall continue in full force and effect.

7	This Supplemental Agreement and the Agreement shall, as from the date of this Supplemental Agreement, be read and construed together as constituting the agreement between RBS acting as agent for the Bank and the Borrower. This Supplemental Agreement is a Finance Document.

Signed for and on behalf of RBS acting as agent for the Bank

/s/ Russell Garner-Jones

Date September 4, 2009

The Borrower hereby accepts the above terms and conditions

Signed for and on behalf of Borrower in accordance with the authority held by the Bank

/s/ Mark Carpenter

Date September 3, 2009